Exhibit 99.1

Credicorp Ltd.
Update

Key Rating Drivers
IDRs Driven by Those of Main Subsidiary: Credicorp Ltd.’s Issuer Default Ratings (IDRs) are driven primarily by the IDRs of its main subsidiary, BCP, which boasts a strong business and financial profile. Credicorp’s Foreign-Currency Long-Term IDR of ‘BBB’ with a Stable Rating Outlook is equalized to BCP’s rating, mainly due to Credicorp’s low double leverage and strong liquidity management.
Low Double Leverage: Credicorp’s double leverage was low at 99.2% at YE24; this compares to the 2021-2024 average of 100.4%. The bank holding company has a long track record of significant dividend flows (particularly from BCP), which provide the majority of its liquidity.
Strong Corporate Strategy: Credicorp is a non-operating holding company that maintains an integrated business platform comprising leading Peruvian and Bolivian banking, insurance, pension, and asset and wealth management companies, as well as entities in the microfinance (SME) sector in Peru and Colombia.
Consistent Performance: Credicorp’s capital structure benefits from its subsidiaries’ sound performance, which allows it to maintain consistent dividend flows. Consolidated profitability at YE24 improved, benefiting from loan portfolio growth and asset quality improvement, a stronger net interest margin primarily due to an increase in low-cost deposits, and significant gains from trading.
Senior Debt Ratings: The senior global debt rating is at the same level as Credicorp’s Long-Term IDRs of ‘BBB’, as the likelihood of default on the notes is the same as that of Credicorp.

Banks Bank Holding Companies Bermuda

Ratings
Foreign Currency
Long-Term IDR	BBB
Short-Term IDR	F2

Outlooks
Long-Term Foreign-Currency
IDR	Stable
Highest ESG Relevance Scores
Environmental	2
Social	3
Governance	3

Applicable Criteria
Bank Rating Criteria (March 2025)

Related Research
Fitch Affirms Banco de Credito del Peru at ‘BBB’; Outlook Stable (June 2025) Latin American Banks Outlook 2025 (December 2024) Global Banks Mid-Year 2025 Outlook Compendium (June 2025)

Analysts
Ricardo Aguilar +52 81 4161 7086 ricardo.aguilar@fitchratings.com Larisa Arteaga +57 601 241 3270 larisa.arteaga@fitchratings.com

Update │ July 1, 2025	fitchratings.com	1

Banks Bank Holding Companies Bermuda

Rating Sensitivities
Factors that Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade
•
Credicorp’s IDRs are at the same level as BCP’s and would move in tandem with any rating action on its main operating subsidiary. However, Fitch could also downgrade Credicorp’s ratings (separately from any action on BCP) if there is a material and sustained increase of its double-leverage metrics (above 1.2x), and if there is a material weakening of the holding company’s liquidity position and management.

• A change in the dividend flows from the operating companies or debt levels at the holding company that affects its debt coverage ratios could also be detrimental to Credicorp’s ratings.
Factors that Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade
• Credicorp’s ratings would move in tandem with positive rating actions on its main operating subsidiary, BCP.
Other Debt and Issuer Ratings
Rating level	Rating
Senior unsecured: long term	BBB
Source: Fitch Ratings, Fitch Solutions, Credicorp Ltd.

Credicorp Ltd.
Update │ July 1, 2025	fitchratings.com	2

Banks Bank Holding Companies Bermuda

Financials

Summary Financials and Key Ratios
	Dec. 31, 2024		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
	Year end	Year end	Year end	Year end	Year end
	(USD mil.)	(PEN mil.)	(PEN mil.)	(PEN mil.)	(PEN mil.)
	Audited - unqualified	Audited - unqualified	Audited - unqualified	Audited - unqualified	Audited - unqualified
Summary income statement
Net interest and dividend income	3,780	14,115.1	12,938.0	11,518.1	9,362.0
Net fees and commissions	1,085	4,052.1	3,804.5	3,640.3	3,493.7
Other operating income	894	3,338.1	3,065.2	2,173.7	1,434.3
Total operating income	5,759	21,505.3	19,807.7	17,332.1	14,290.0
Operating costs	2,731	10,196.0	9,262.5	8,620.6	7,740.1
Pre-impairment operating profit	3,029	11,309.3	10,545.2	8,711.5	6,549.9
Loan and Other Impairment Charges	950	3,547.3	3,626.6	1,869.8	1,219.0
Operating profit	2,079	7,762.0	6,918.6	6,841.7	5,330.9
Other non-operating items (net)	17	62.5	-70.3	14.2	1.9
Tax	590	2,201.2	1,888.4	2,110.5	1,661.0
Net income	1,506	5,623.3	4,959.9	4,745.4	3,671.8
Other comprehensive income	-21	-77.3	581.6	-891.0	-1,660.0
Fitch comprehensive income	1,485	5,546.0	5,541.5	3,854.4	2,011.8

Summary balance sheet
Assets
Gross loans	39,028	145,732.3	144,976.0	148,626.4	147,597.4
- Of which impaired	1,174	4,383.8	4,673.6	4,620.5	4,203.7
Loan loss allowances	2,141	7,995.0	8,277.9	7,872.4	8,477.3
Net loan	36,887	137,737.3	136,698.1	140,754.0	139,120.1
Interbank	10,744	40,119.9	3,621.9	3,942.9	8,047.6
Derivatives	242	904.8	987.7	1,478.7	1,661.6
Other securities and earning assets	15,442	57,659.3	56,015.4	50,597.3	53,860.8
Total earning assets	63,316	236,421.3	197,323.1	196,772.9	202,690.1
Cash and due from banks	2,018	7,535.3	30,309.1	30,241.0	31,273.1
Other assets	3,249	12,132.3	11,208.0	9,739.7	10,883.5
Total assets	68,583	256,088.9	238,840.2	236,753.6	244,846.7
Liabilities
Customer deposits	43,048	160,740.7	146,510.3	145,602.0	148,268.9
Interbank and other short-term funding	4,402	16,435.7	17,723.8	15,511.1	23,342.4
Other long-term funding	5,865	21,900.7	21,154.6	24,818.9	25,035.2
Trading liabilities and derivatives	219	819.5	892.0	1,536.7	1,862.7
Total funding and derivatives	53,534	199,896.6	186,280.7	187,468.7	198,509.2
Other liabilities	5,682	21,215.1	19,452.4	19,705.2	19,300.1
Preference shares and hybrid capital	N.A.	N.A.	N.A.	N.A.	N.A.
Total equity	9,367	34,977.2	33,107.1	29,579.7	27,037.4
Total liabilities and equity	68,583	256,088.9	238,840.2	236,753.6	244,846.7
Exchange rate	USD1 = PEN3.734		USD1 = PEN3.726	USD1 = PEN3.809	USD1 = PEN3.9849
N.A. – Not applicable Source: Fitch Ratings, Fitch Solutions, Credicorp Ltd.

Credicorp Ltd.
Update │ July 1, 2025	fitchratings.com	3

Banks Bank Holding Companies Bermuda

Summary Financials and Key Ratios
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Ratios (annualized as appropriate)

Profitability
Operating profit/risk-weighted assets	N.A.	N.A.	N.A.	N.A.
Net interest income/average earning assets	6.5	6.5	5.7	4.4
Non-interest expense/gross revenue	47.7	47.0	50.0	54.5
Net income/average equity	16.6	15.9	17.1	14.3

Asset quality
Impaired loans ratio	3.0	3.2	3.1	2.9
Growth in gross loans	0.5	-2.5	0.7	7.2
Loan loss allowances/impaired loans	182.4	177.1	170.4	201.7
Loan impairment charges/average gross loans	2.4	2.5	1.2	0.9

Capitalization
Common equity Tier 1 ratio	N.A.	N.A.	N.A.	N.A.
Fully loaded common equity Tier 1 ratio	N.A.	N.A.	N.A.	N.A.
Fitch Core Capital ratio	N.A.	N.A.	N.A.	N.A.
Tangible common equity/tangible assets	12.5	12.7	11.4	10.0
Basel leverage ratio	N.A.	N.A.	N.A.	N.A.
Net impaired loans/common equity Tier 1	-11.6	-20.2	N.A.	N.A.
Net impaired loans/Fitch Core Capital	N.A.	-12.1	-12.2	-17.6

Funding and liquidity
Gross loans/customer deposits	90.7	99.0	102.1	99.6
Gross loans/customer deposits + covered bonds	N.A.	N.A.	N.A.	N.A.
Liquidity coverage ratio	N.A.	N.A.	N.A.	N.A.
Customer deposits/total non-equity funding	80.7	79.0	78.2	75.3
Net stable funding ratio	N.A.	N.A.	N.A.	N.A.
N.A. – Not applicable Source: Fitch Ratings, Fitch Solutions, Credicorp Ltd.

Credicorp Ltd.
Update │ July 1, 2025	fitchratings.com	4

Banks Bank Holding Companies Bermuda

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Credicorp Ltd.
Update │ July 1, 2025	fitchratings.com	5